SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.

                         FORM U-3A-2

           Statement by Holding Company Claiming Exemption
            Under Rule U-3A-2 from the Provisions of the
             Public Utility Holding Company Act of 1935


                To Be Filed Annually Prior to March 1

                        FIRSTENERGY CORP.

hereby files with the Securities and Exchange Commission
(Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public
Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          FirstEnergy Corp. (FirstEnergy) was organized under the laws of the State of Ohio in 1996. The principal executive offices of FirstEnergy are located in Akron, Ohio. FirstEnergy is a holding company within the meaning of Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (1935 Act).

          FirstEnergy's principal business is the holding of all of the outstanding common stock of the following 12 direct active subsidiaries: Ohio Edison Company (Ohio Edison), The Cleveland Electric Illuminating Company (Cleveland Electric); The Toledo Edison Company (Toledo Edison); FirstEnergy Properties Company; FirstEnergy Ventures Corporation; FirstEnergy Trading & Power Marketing, Inc.; FirstEnergy Securities Transfer Company; FirstEnergy Facilities Services Group, Inc.; MARBEL Energy Corporation; JR Operating Company; FirstEnergy Services Corporation; and FirstEnergy Nuclear Operating Co.; and the following four direct inactive subsidiaries: Centerior Service Company; FirstEnergy Holdings, LLC; FE Acquisition Corp.; and American Transmission Systems, Inc. Unless otherwise noted, all these subsidiaries are incorporated in the State of Ohio and have their principal offices in Akron, Ohio.

OHIO EDISON
-----------

          Ohio Edison was organized in 1930 and is both a public utility and a public utility holding company which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof) because it is predominantly a public utility company whose operations as such do not extend beyond the State of Ohio and contiguous states. See Ohio Edison Company, Holding Co. Act Release No. 21019 (April 26, 1979). Ohio Edison furnishes electric service to communities in a 7,500 square mile area of central and northeastern Ohio. Ohio Edison also provides transmission services and electric energy for resale to certain municipalities in its service area and transmission services to certain rural cooperatives. Ohio Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Ohio Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 1998, the principal source of Ohio Edison's operating revenues was derived from the sale of electricity.

       OHIO EDISON SUBSIDIARIES - PENNSYLVANIA POWER COMPANY
       -----------------------------------------------------

          Ohio Edison owns all of the Common Stock of Pennsylvania Power Company (Penn Power). Penn Power was organized under the laws of the Commonwealth of Pennsylvania in 1930 and owns property and does business as an electric public utility in that state. Penn Power is also authorized to do business and owns property in the State of Ohio. Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania. Penn Power also provides transmission services and electric energy for resale to certain municipalities in Pennsylvania. During the twelve months ended December 31, 1998, the principal source of Penn Power's operating revenues was derived from the sale of electricity.

       OVEC and IKEC
       -------------

          Ohio Edison owns directly 16.5% of the Common Stock of Ohio Valley Electric Corporation, an Ohio corporation (OVEC). Similarly, Toledo Edison owns directly 4% of the Common Stock of OVEC, resulting in an indirect ownership of 20.5% of OVEC by FirstEnergy. OVEC, in turn, owns all of the Common Stock of Indiana-Kentucky Electric Corporation (IKEC). OVEC is a public utility company organized in 1952. On the same date, IKEC was organized under the laws of Indiana. The two companies were formed by 15 independent investor-owned public utilities (including Ohio Edison, Penn Power, and Toledo Edison), furnishing electric service in the Ohio River Valley for the purpose of providing the large electric power requirements projected for the major uranium enrichment complex near Portsmouth, Ohio, then being built by the Atomic Energy Commission, the predecessor to the Department of Energy (DOE).


       OHIO EDISON SUBSIDIARIES - OTHER
       --------------------------------

          In addition to Penn Power, Ohio Edison has seven other wholly-owned subsidiaries organized, unless otherwise noted, under the laws of the State of Ohio: (i) OES Capital, Incorporated; (ii) OES Fuel, Incorporated; (iii) OES Finance, Incorporated; (iv) Ohio Edison Financing Trust, organized under the laws of the State of Delaware; (v) Ohio Edison Financing Trust II, organized under the laws of the State of Delaware; (vi) OES Nuclear, Incorporated; and (vii) OES Ventures, Incorporated. These subsidiaries manage and finance nuclear fuel for Ohio Edison and Penn Power, finance certain electric accounts receivable, provide structures for investment in energy-related projects and the raising of capital by Ohio Edison, finance and manage business opportunities not directly related to the provision of electric service, or provide other energy-related products and services. OES Ventures has a 49% beneficial interest in the PNBV Capital Trust, a business trust organized under the laws of the State of Delaware to facilitate the acquisition of lease obligation bonds relating to Ohio Edison's sale and leaseback of individual interests in Beaver Valley Unit No. 2 and Perry Nuclear Power Plant Unit No. 1 (Perry Unit 1) and the resultant reduction in effective cost to Ohio Edison under those leases. Finally, Ohio Edison has a 49% interest in OES Engineering Incorporated, a corporation that provides engineering services at cost as a subcontractor on construction projects undertaken by Ohio Edison for third parties. Other than Penn Power, these subsidiaries do not, individually or in the aggregate, have a material effect on the consolidated financial statements of Ohio Edison.

CLEVELAND ELECTRIC
------------------

          Cleveland Electric was organized in 1892 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. It has one subsidiary, Centerior Funding Corporation. Cleveland Electric also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Cleveland Electric also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 1998, the principal source of Cleveland Electric's operating revenues was derived from the sale of electricity.

       CENTERIOR FUNDING CORPORATION
       -----------------------------

          Centerior Funding Corporation is a Delaware corporation organized in 1996 that finances accounts receivable.

TOLEDO EDISON
-------------

          Toledo Edison was organized in 1901 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. It has one subsidiary, The Toledo Edison Capital Corporation. Toledo Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Toledo Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 1998, the principal source of Toledo Edison's operating revenues was derived from the sale of electricity.

       THE TOLEDO EDISON CAPITAL CORPORATION
       -------------------------------------

          The Toledo Edison Capital Corporation is a Delaware corporation organized in 1997 which makes equity investments in Delaware business trusts which hold lessor debt instruments issued in connection with Cleveland Electric's and Toledo Edison's sale and leaseback of interests in the Bruce Mansfield Plant.

FIRSTENERGY PROPERTIES COMPANY
------------------------------

          FirstEnergy Properties Company was organized in 1929 and primarily manages non-residential real estate. It has one subsidiary, BSG Properties, Inc., organized in 1996 that pursues real estate development.

FIRSTENERGY VENTURES COMPANY
----------------------------

          FirstEnergy Ventures Company was organized in 1971. It's principal business involves the ownership of stock investments in certain non-utility ventures. It has seven subsidiaries organized under the laws of the State of Ohio: (i) Centerior Power Enterprises Incorporated which, together with CPICOR Management LLC (a non-affiliate), is responsible for implementing a DOE clean coal project; (ii) Centerior Energy Services Inc., which provides various energy services; (iii) Fertile-Earth Inc., which composts certain wastes and wood products into salable mulch and soil amendments; (iv) FirstEnergy Telecom Company, which provides telecommunications services; (v) Centerior Communications Holdings Inc., which holds equity investments for certain telecommunications ventures;(vi) Bay Shore Power Company, which proposes to provide steam to a Toledo Edison generating unit and a nonaffiliated refinery; and (vii) FirstEnergy Fuel Marketing Company which provides products and services to electricity generators and industrial fuel users. FirstEnergy Ventures is also part owner of six Ohio limited liability companies: Eastroc, LLC, Eastroc Technologies, LLC and Engineered Processes, LTD which own or apply technologies for the production of gypsum products; Carbon Plus, LLC which converts nonhazardous waste by-products into new products; Warrenton River Terminal, LTD which owns facilities for the transloading of bulk materials on the Ohio River; and Soils Technology, LLC which recycles discarded materials to manufacture nutrient-rich soils.

FIRSTENERGY TRADING & POWER MARKETIING, INC.
----------------------------------------------

          FirstEnergy Trading & Power Marketing, Inc. is a
Delaware corporation organized in 1995 that is a power marketer in the wholesale power markets.

FIRST ENERGY SECURITIES TRANSFER COMPANY
----------------------------------------
          FirstEnergy Securities Transfer Company is an Ohio corporation organized in 1997 to act as transfer agent and registrar for the securities of FirstEnergy and its direct and indirect subsidiaries.

FIRSTENERGY FACILITIES SERVICES GROUP, INC.
-------------------------------------------

          FE Facilities Services Group is the parent company of ten direct subsidiaries which are heating, ventilating, air conditioning and energy management companies. These subsidiaries include: (i) Ancoma, Inc. of Rochester New York (New York Corporation); (ii) Colonial Mechanical Corporation of Richmond, Virginia which has a subsidiary Webb Technologies, Inc. of Norfolk, Virginia (both Virginia Corporations); (iii) Dunbar Mechanical Inc. of Toledo, Ohio (Ohio Corporation); (iv) Edwards Electrical & Mechanical, Inc. of Indianapolis, Indiana (Indiana Corporation); (v) Elliott-Lewis Corporation of Philadelphia, Pennsylvania (Pennsylvania Corporation); (vi) L. H. Cranston & Sons, Inc. of Timonium, Maryland (Maryland Corporation); (vii) Roth Bros., Inc. of Youngstown, Ohio (Ohio Corporation); (viii) The Hattenbach Company of Cleveland, Ohio (Ohio Corporation);
(ix) R.P.C. Mechanical, Inc. of Cincinnati, Ohio (Ohio Corporation) and (x) Spectrum Controls Systems of Cincinnati, Ohio (Ohio Corporation).

MARBEL ENERGY CORPORATION
-------------------------

          MARBEL Energy Corporation is a fully integrated natural gas company. MARBEL owns interests in more than 1,800 gas and oil wells and holds interests in more than 200,000 undeveloped acres in eastern and central Ohio. MARBEL's subsidiaries include MB Operating Company, Inc., a natural gas exploration and production company which has as subsidiaries, J. R. Nominee Corp., J. R. Nominee Corp. II and Natural Gas Brokerage Corporation (all Ohio Corporations) and Northeast Ohio Operating Companies, Inc. which has as subsidiaries Gas Transport, Inc., NEO Construction Company, Ohio Intrastate Gas Transmission Company and Northeast Ohio Gas Marketing, Inc. (all Ohio Corporations).

JR OPERATING COMPANY
--------------------

          JR Operating Company engages in the acquisition and development of oil and gas properties.

FIRSTENERGY SERVICES CORPORATION
--------------------------------

          During 1998, we established a national sales group within FirstEnergy Services Corp. to pursue sales in the unregulated electric utility market. The national sales group began selling in the Pennsylvania market following the restructuring which opened the generation business to increased competition.

FIRSTENERGY NUCLEAR OPERATING COMPANY
-------------------------------------

          FirstEnergy Nuclear Operating Company (FENOC) operates the Davis-Besse Nuclear Power Station and the Perry Nuclear Power
Plant under the supervision and direction of the owners of those facilities.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

OHIO EDISON and PENN POWER
--------------------------

          Ohio Edison and Penn Power (OES) own or lease all or a portion of 39 electric generating units, consisting of 18 coal fired units, three nuclear units, seven oil fired units, one gas/oil fired unit and 10 diesel generators (located at three sites), which have total net generating capacity of 5,757 megawatts (MW). All of the electric properties owned by OES are located within the State of Ohio and the Commonwealth of Pennsylvania.

          Eleven of the 18 coal fired units are 100% owned by Ohio Edison, and all such units are located in Ohio. Four of the 18 coal fired units are held in a combined OES ownership along with other parties and the remaining three coal fired units are 100% owned by Penn Power.

          The three nuclear units consist of (i) Beaver Valley 1, located in Pennsylvania and representing a 425 MW share from a combined OES ownership of 52.50%, (ii) Beaver Valley 2, also located in Pennsylvania and representing a 343 MW share from an Ohio Edison ownership and leasehold interest of 41.88%, and (iii) Perry Unit 1, located in Ohio and representing a 421 MW share from a combined OES ownership and leasehold interest of 35.24%.

          One of the seven oil fired units is located in Ohio and 100% owned by Ohio Edison. The remaining six oil fired units are also located in Ohio but are held in a combined OES ownership.

          The oil/natural gas unit is located in Ohio and is 100% owned by Ohio Edison.

          Two of the three diesel generator sites are located in Ohio and the remaining diesel generator site is located in Pennsylvania. All three diesel generator sites are held in a combined OES ownership.

          OES has a transmission system of 5,647 circuit line miles covering an area of approximately 9,000 square miles. The transmission system has 629 circuit miles of 345 kilovolt (kV) lines, 2,350 circuit miles of 138 kV lines, 1,894 circuit miles of 69 kV lines, 180 circuit miles of 34.5 kV lines and 594 circuit miles of 23 kV lines. Additionally, OES's electric distribution systems include 26,463 miles of overhead pole line and underground conduit carrying primary, secondary and street lighting circuits. OES owns, individually or together with one or more of the other Central Area Power Coordination Group (CAPCO) companies (Cleveland Electric, Toledo Edison and Duquesne Light Company (Duquesne)) as tenants in common, 448 substations with a total installed transformer capacity of 24,849,513 kV-amperes, of which 70 are transmission substations, including nine located at generating plants.

          Ohio Edison and Penn Power are extensively interconnected, with 12 points of interconnection at voltage levels ranging from 23 kV to 345 kV. Ohio Edison and Cleveland Electric have five 345 kV and four 138 kV interconnections, and Ohio Edison and Toledo Edison have one 345 kV and one 138 kV interconnection. Ohio Edison and Toledo Edison also have one 69 kV interconnection, which is normally operated open.

          Ohio Edison has one 345 kV interconnection with Allegheny Energy, seven 345 kV interconnections with American Electric Power Company, Inc. (AEP) and five 345 kV interconnections with Duquesne. Ohio Edison has the following 138 kV interconnections: one with Allegheny Energy, eight with AEP and three with Dayton Power and Light Company (Dayton). Ohio Edison also has one 23 kV interconnection with AEP. The 69 kV interconnections with Dayton and AEP, and the 23 kV interconnection with AEP, normally are operated open. One of the 138 kV interconnections with AEP is also normally operated open.

          OES also has the following 69 kV interconnections: one with Dayton, one with AEP, one with Allegheny Energy, and one with Duquesne.

          Ohio Edison does not own or have any financial interest in any natural gas pipeline company. However, at Ohio Edison's Edgewater plant, OES Fuel owns a four mile gas pipeline that connects the Edgewater plant to the Columbia Gas Transmission system.

OVEC and IKEC
-------------

          OVEC owns the Kyger Creek Plant at Cheshire, Ohio, which is a coal-fired facility with a capacity of 1,075 MW. IKEC owns the Clifty Creek Plant at Madison, Indiana, which is a coal-fired facility with a capacity of 1,290 MW. These plants are connected by a 780-mile 345 kV transmission network and are interconnected with the major transmission systems of OVEC's sponsor companies, although OVEC's transmission facilities do not interconnect directly with the OES or Toledo Edison systems.

CLEVELAND ELECTRIC
------------------

          Cleveland Electric's generating properties consist of all or a portion of: (i)15 units at four fossil fuel plants including the Avon Lake Plant, located in Avon Lake, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 452 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and a (iii) 351 MW share of a pumped storage hydroelectric plant (Seneca Plant) located in Warren, Pennsylvania. These six Cleveland Electric-owned plants have a net demonstrated capability of 2,997 MW.

          Cleveland Electric and Toledo Edison as co-lessees, have an ownership share of 6.5% (51 MW), 45.9% (358 MW) and 44.38% (355 MW) of Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant located in Shippingport, Pennsylvania.

          Cleveland Electric also has a 31.11% ownership share (371 MW) of Perry Unit 1 located in Perry, Ohio, and a 24.47% share (201 MW) of Beaver Valley Nuclear Power Station Unit No. 2 (Beaver Valley Unit 2) located in Shippingport, Pennsylvania, and leases, as co-lessee with Toledo Edison, another 18.26% (150 MW) of Beaver Valley Unit 2.

          Cleveland Electric owns the transmission facilities located in the area it serves in northeastern Ohio for transmitting electric energy to all of its customers, except for one 5.5 mile 138 kV transmission line that Cleveland Electric leases from the City of Cleveland. The portions of the transmission lines located in Pennsylvania to the Seneca Plant, Bruce Mansfield Plant and the Beaver Valley Power Station are not owned by Cleveland Electric. Cleveland Electric has a transmission interconnection with Pennsylvania Electric Company, which provides for transmission of electric energy from the Seneca Plant.

          Cleveland Electric also has interconnections with Ohio
Edison which provide for the transmission of electric energy from the Bruce Mansfield Plant and the Beaver Valley Nuclear Power
Station, and also interconnects with AEP.

          Cleveland Electric's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 11,000 volts and 345,000 volts.

          Cleveland Electric owns the distribution facilities located in the area it serves in northeastern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to customers pursuant to franchises granted by the State of Ohio and, in some instances, by municipalities.

TOLEDO EDISON
-------------

          Toledo Edison's generating properties consist of : (i) one wholly-owned fossil fuel electric generating station, Bay Shore, located in Lucas County, Ohio; (ii) a 428 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) five internal combustion turbine generator units with an aggregate capability of 77 MW located in northwestern Ohio. These Toledo Edison-owned plants have a net demonstrated capability of 1,136 MW.

          Toledo Edison and Cleveland Electric as co-lessees, have an ownership share of 6.5% (51 MW), 45.9% (358 MW) and 44.38% (355 MW) of Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant located in Shippingport, Pennsylvania.

          Toledo Edison also has a 19.91% ownership share (238
MW) of Perry Unit 1. Toledo Edison has a tenant-in-common interest and leasehold interest (with Cleveland Electric as co-lessee with respect to 150 MW) in 19.91% (163 MW) in Beaver Valley Unit 2. Toledo Edison is presently selling 150 MW of its Beaver Valley Unit 2 leased capacity entitlement to Cleveland Electric.

          Toledo Edison's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 23,000 volts and 345,000 volts. Toledo Edison owns the transmission facilities located in the area it serves in northwestern Ohio for transmitting electric energy to all of its customers. The portions of the transmission lines located in Pennsylvania to the Bruce Mansfield Plant and the Beaver Valley Power Station are not owned by Toledo Edison. Toledo Edison has interconnections with Ohio Edison which provide for the transmission of electric energy from the Bruce Mansfield Plant and the Beaver Valley Nuclear Power Station. Toledo Edison also has transmission interconnections with Consumers Power Company, The Detroit Edison Company and AEP.

          Toledo Edison owns the distribution facilities located in the area it serves in northwestern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to its customers.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

           (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                Ohio Edison         28,428,132,000 kwh
                Penn Power           4,774,429,000 kwh
                Cleveland Electric  20,766,217,000 kwh
                Toledo Edison       11,355,192,000 kwh

           (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                Ohio Edison         None
                Penn Power          None
                Cleveland Electric  None
                Toledo Edison       None

           (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                Ohio Edison          2,410,544,000 kwh
                Penn Power             859,235,000 kwh
                Cleveland Electric     845,425,000 kwh
                Toledo Edison          297,576,000 kwh

           (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

               Ohio Edison             169,876,000 kwh
               Penn Power              258,141,000 kwh
               Cleveland Electric      938,891,000 kwh
               Toledo Edison           395,391,000 kwh

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            Not applicable.

           (b) Name of each system company that holds an interest
        in such EWG or foreign   utility company and description
        of the interest held.

            Not applicable.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

            Not applicable.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            Not applicable.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

            Not applicable.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 1999.


                             FirstEnergy Corp.


                             By: /s/Harvey L. Wagner
                                --------------------
                             Title:   Controller




CORPORATE SEAL




Attest:/s/Nancy C. Ashcom
       -------------------
Title: Corporate Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Harvey L. Wagner  Controller
----------------------------
      (Name)        (Title)

76 South Main Street, Akron, OH  44308
--------------------------------------
              (Address)

                             EXHIBIT A
                          FIRSTENERGY CORP.
             UNAUDITED CONSOLIDATED FINANCIAL INFORMATION


          The consolidated financial statements include FirstEnergy Corp. (Company) and its principal electric utility operating subsidiaries, Ohio Edison Company (OE) which includes its wholly owned subsidiary Pennsylvania Power Company, The Cleveland Electric Illuminating Company (CEI), and The Toledo Edison Company (TE). The Company and its utility subsidiaries are referred to throughout as "Companies." All significant intercompany transactions have been eliminated. The Companies follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.

                                                 FirstEnergy Corp. Consolidating Balance Sheet

                                                               December 31, 1998

                             FE                                                                        FE
                           Holding    OE                                   FE       FE        FE    Facilities  Elimin-    FE
                            Corp.  Consolid.  CEI     TE   FETPM Marbel Ventures Properties Services  Services  ations  Consolid.
                            -----  --------  ----    ----  ----- ------ -------- ---------- -------- ---------- ------  ---------
                                                                      (Dollars in Millions)
          ASSETS
CURRENT ASSETS:
Cash and cash equivalents  $    1  $   33   $   19  $    4  $ 0   $  1    $  6      $ 9       $ 0       $  5    $     0  $    78
Accounts Receivables-
  Customers                    --     215       17       7   --     --      --       --        --         --         --      239
  Other                         4      48      143       3   12      9       3        1        --         99         --      322
  Associated companies        202     375       16      29   14     --       4        1        74         --       (715)      --
Notes receivable from
  associated companies         97      --       53     102   --     --      --       --        --         --       (252)      --
Materials and supplies
  Owned                        --      77       38      26   --      1      --       --        --          5         --      147
  Under consignment            --      48       44      18   --     --      --       --        --         --         --      110
Prepayments and other           2      79       58      26    4      1      --       --         1          1          1      173
                           -----------------------------------------------------------------------------------------------------
                              306     875      388     215   30     12      13       11        75        110       (966)   1,069
                           -----------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND
EQUIPMENT:
In service                     --   8,187    4,666   1,764   --    200      68       30        --         47         --   14,962
Less - Accumulated
 provision for
 depreciation                  --   3,620    1,641     630   --     88       1        8        --         26         --    6,014
                           -----------------------------------------------------------------------------------------------------
                               --   4,567    3,025   1,134   --    112      67       22        --         21         --    8,948
Construction work in
 progress                      --     191       57      38    1     --       7       --        --         --         --      294
                           ------------------------------------------------------------------------------------------------------
                               --   4,758    3,082   1,172    1    112      74       22        --         21         --    9,242
                           ------------------------------------------------------------------------------------------------------
INVESTMENTS:
Capital trust investments      --     475      543     311   --     --      --       --        --         --         --    1,329
Letter of credit
 collateralization             --     278       --      --   --     --      --       --        --         --         --      278
Other                       4,709     374      138     103   --     --     110        1        --          1     (4,624)     812
                           ------------------------------------------------------------------------------------------------------
                            4,709   1,127      681     414   --     --     110        1        --          1     (4,624)   2,419
                           ------------------------------------------------------------------------------------------------------

DEFERRED CHARGES:
Regulatory assets              --   1,723      556     418   --     --      --       --        --         --         --    2,697
Goodwill                       --      --    1,471     475   --     38      --       --        --        183         --    2,167
Other                          17     249      140      46   23      1       5       --         5          4        (21)     469
                           ------------------------------------------------------------------------------------------------------
                               17   1,972    2,167     939   23     39       5       --         5        187        (21)   5,333
                           ------------------------------------------------------------------------------------------------------

  TOTAL ASSETS             $5,032  $8,732   $6,318  $2,740  $54   $163    $202      $34       $80       $319    $(5,611) $18,063
                           =====================================================================================================

                                              FirstEnergy Corp. Consolidating Balance Sheet

                                                           December 31, 1998

                             FE                                                                         FE
                           Holding    OE                                   FE       FE        FE    Facilities  Elimin-    FE
                            Corp.  Consolid.  CEI     TE   FETPM Marbel Ventures Properties Services Services   ations  Consolid.
                            -----  --------  ----    ----  ----- ------ -------- ---------- -------- ---------  ------  --------
                                                                      (Dollars in Millions)
     LIABILITIES AND
     CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-
  term debt and preferred
  stock                    $    0  $  529   $  208  $  130  $ 0   $  2    $  0      $ 0       $ 0      $  7     $     0   $   876
Short-term borrowings          --     249       --      --   --     --      --       --        --         5          --       254
Accounts payable
  Other                        (2)     89       93      62    8      8      --       --        --        47          --       305
  Associated companies        348      10       48      34   --     --       8       --         7       226        (681)       --
Notes payable to associated
  companies                    --      89       81      --   82     --      --       --        --        --        (252)       --
Accrued taxes                  (2)    188      192      52   --      1       2        2        --        --         (33)      402
Accrued interest               --      45       67      25   --      1       4       --        --        --          --       142
Other                          22     114       37      15    1     --      --       --        --        15          --       204
                           -------------------------------------------------------------------------------------------------------
                              366   1,313      726     318   91     12      14        2         7       300        (966)    2,183
                           -------------------------------------------------------------------------------------------------------
CAPITALIZATION:
Common stockholders' equity 4,588   2,682    1,008     557  (49)   112      40       30        73         6      (4,598)    4,449
Preferred stock-
  Not subject to mandatory
   redemption                  --     161      238     210   --     --      --       --        --        --        (609)       --
  Subject to mandatory
   redemption                  --      10      150      --   --     --      --       --        --        --        (160)       --
Preferred stock of
consolidated subsidiaries-
  Not subject to mandatory
   redemption                  --      51       --      --   --     --      --       --        --        --         609       660
  Subject to mandatory
   redemption                  --      15       --      --   --     --      --       --        --        --         160       175
Ohio Edison obligated
 mandatorily redeemable
 preferred securities of
 subsidiary trust hold-
 ing solely Ohio Edison
 subordinated debentures       --     120       --      --   --     --      --       --        --        --          --       120
Long-term debt                 75   2,215    2,888   1,084   --     10     148       --        --         7         (75)    6,352
                           ------------------------------------------------------------------------------------------------------
                            4,663   5,254    4,284   1,851  (49)   122     188       30        73        13      (4,673)   11,756
                           ------------------------------------------------------------------------------------------------------
DEFERRED CREDITS:
Accumulated deferred
 income taxes                   1   1,602      524     151   --     24      --        1        --        --         (21)    2,282
Accumulated deferred
 investment tax credits        --     154       91      41   --     --      --       --        --        --          --       286
Pensions and other post-
 retirement benefits           --     137      218     122   --     --      --       --        --        --          49       526
Other                           2     272      475     257   12      5      --        1        --         6          --     1,030
                           -------------------------------------------------------------------------------------------------------
                                3   2,165    1,308     571   12     29      --        2        --         6          28     4,124
                           -------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
 CAPITALIZATION            $5,032  $8,732   $6,318  $2,740  $54   $163    $202      $34       $80      $319     $(5,611)  $18,063
                           ======================================================================================================

                                                         - 12 -

                                            FirstEnergy Consolidating Income Statement - 1998

                             FE                                                                        FE
                           Holding    OE                                   FE       FE        FE    Facilities  Elimin-    FE
                            Corp.  Consolid.  CEI    TE   FETPM  Marbel Ventures Properties Services  Services  ations  Consolid.
                            -----  --------  ----   ----  ----- ------ -------- ---------- -------- ---------- ------  ---------
                                                                      (Dollars in Millions)
Revenues:
  Electric Sales            290     2,469   1,746    907                                                        (432)    4,980
  Other - electric
   utilities                          142      93     55                                                         (46)      244
  Facilities services                                                                                    198               198
  Electric trading &
   power marketing                                          437                                                  (26)      411
  Other                                                            26       0         2         0                           28
                           ------------------------------------------------------------------------------------------------------
    Total Revenues          290     2,611   1,839    962    437    26       0         2         0        198    (504)    5,861
Expenses:
  Fuel & Purchased Power    288       512     436    202      0     0       0         0         0          0    (455)      983
  Other expenses:
    Electric utilities        5       714     453    343      0     0       0         0         0          0     (36)    1,479
    Facilities services                                                                                  184               184
    Electric trading &
     power marketing                                        522                                                   (5)      517
    Other                                                          22       6         0        13                           41
  Provisions for
   depreciation and
   amortization               0       416     224     95      0     4       0         0         0          2       0       741
  General taxes               0       243     221     86      0     0       0         0         0          0       1       551
                           ------------------------------------------------------------------------------------------------------
   Total expenses           293     1,885   1,334    726    522    26       6         0        13        186    (495)    4,496

Income Before Interest
 and Income Taxes            (3)      726     505    236    (85)    0      (6)        2       (13)        12      (9)    1,365

Net Interest Charges:
  Interest Expense            1       220     231     87      2     0       9         0         0          2      (9)      543
  Allowance for borrowed
  funds used during con-
  struction and capital-
  ized interest               0        (2)     (2)    (2)     0     0      (2)        0         0          0       0        (8)
  Subsidiaries' preferred
  stock dividends             0        15       0      0      0     0       0         0         0          0      51        66
                            -----------------------------------------------------------------------------------------------------
    Net interest charges      1       233     229     85      2     0       7         0         0          2      42       601

Income Taxes                 (2)      191     111     63    (35)    0      (5)        1        (6)         4       0       322

Subsidiary Equity Earnings  413         0       0      0      0     0       0         0         0          0    (413)        0

Income Before Extra-
 ordinary Item              411       302     165     88    (52)    0      (8)        1        (7)         6    (464)      442

Extraordinary Item (Net
 of Income Tax Benefit)       0       (31)      0      0      0     0       0         0         0          0       0       (31)

Net Income                  411       271     165     88    (52)    0      (8)        1        (7)         6    (464)      411

Preferred Stock Dividend
 Requirements                 0        12      25     14      0     0       0         0         0          0     (51)        0

Earnings Available for
 Common                     411       259     140     74    (52)    0      (8)        1        (7)         6    (413)      411


                                                     - 13 -

                                         FirstEnergy Corp. - Consolidating Statement of Retained Earnings

                                                    For the Year Ended December 31, 1998

                             FE                                                                           FE
                           Holding    OE                                     FE       FE        FE    Facilities  Elimin-    FE
                            Corp.  Consolid.  CEI     TE   FETPM Marbel Ventures Properties Services  Services  ations  Consolid.
                            -----  --------  ----    ----  ----- ------ -------- ---------- -------- ---------- ------  ---------
                                                                      (Dollars in Millions)
Balance at beginning
 of year                   $  647    $622     $ 19    $ 8   $ (1)  $(2)    $ 0        $0        $ 0       $0     $ (646)   $  647
Net Income                    411     271      165     88    (52)   --      (8)        1         (7)       6       (464)      411
                          ---------------------------------------------------------------------------------------------------------
                            1,058     893      184     96    (53)   (2)     (8)        1         (7)       6     (1,110)    1,058
                          ---------------------------------------------------------------------------------------------------------

Cash dividends on common
 stock                        339     297       86     51     --    --      --        --         --       --       (434)      339
Cash dividends on
 preferred stock               --      12       22     12     --    --      --        --         --       --        (46)       --
                          ---------------------------------------------------------------------------------------------------------
                              339     309      108     63     --    --      --        --         --       --       (480)      339
                          ---------------------------------------------------------------------------------------------------------

Balance at end of year     $  719    $584     $ 76    $33   $(53)  $(2)    $(8)       $1        $(7)      $6     $ (630)   $  719
                          ==========================================================================================================

                                                          - 14 -

EXHIBIT B
                        FIRSTENERGY CORP.
               TWELVE MONTHS ENDED DECEMBER 31, 1998
                         (In Millions)
                    FINANCIAL DATA SCHEDULE

  ITEM NO.    CAPTION HEADING
  --------     ---------------

     1         Total Assets         $18,063

     2         Total Revenues       $  5,861

     3         Net Income           $    411







                      - 15 -